August 12, 2019

Robert Coffin
Chief Executive Officer
Replimune Group, Inc.
18 Commerce Way
Woburn, MA 01801

       Re: Replimune Group, Inc.
           Registration Statement on Form S-3
           Filed August 8, 2019
           File No. 333-233147

Dear Dr. Coffin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance